UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission file number: 333-207107

Ehave, Inc.
(Translation of Registrant’s Name Into English)

203-277 Lakeshore Road East

Oakville, ON L6J 6J3

Canada

(905) 362-1499

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

This Form 6-K/A is being filed in order to amend the Form 6-K of Ehave, Inc. filed with the Securities and Exchange Commission on May 28, 2019 (the “Original Form 6-K”). This Form 6-K/A is being filed solely to correct the market effective date of the share consolidation in the Original Form 6-K from May 28, 2019, to May 29, 2019. All other information included in the Original Form 6-K remains unchanged.

Closing of Sale of Ehave Connect Asset

As previously reported, on March 22, 2019, Ehave, Inc. (the “Company”) and ZYUS Life Sciences Inc. (“ZYUS”) entered into an Asset Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to ZYUS all of the Company’s property and assets, including intellectual property, relating to the Company’s business relating to its technology stack, data models, user interface flows, application programming interfaces and all existing builds to the health informatics Ehave Connect platform, which includes but is not limited to the input, tracking and extraction of clinical data, but excluding intellectual property in certain patient outcome reporting applications, clinical games, clinical patient data, facts related to patient assessments and personal property (the “Asset Sale”). The stockholders of the Company approved the Asset Sale at the special meeting of the Company’s stockholders held on May 6, 2019.

On May 22, 2019, the Asset Sale closed. Pursuant to the Purchase Agreement, at closing, the Company received from ZYUS (i) CAD$840,000 in cash (the remaining portion of the total cash purchase price of CAD $1.2 million, of which CAD $260,000 had been provided to us upon execution of a non-binding term sheet and CAD$100,000 had been provided to us on April 30, 2019, pursuant to an advance, and (ii) 361,011 common shares of ZYUS, priced at CAD$5.54 per share (the “Consideration Shares”).

On the closing date, pursuant to the Purchase Agreement, the Company executed (i) a six month lock-up agreement restricting the resale of the Consideration Shares if ZYUS completes an initial public offering or going public transaction; (ii) a security agreement granting ZYUS a security interest in the Consideration Shares in support of any indemnity claims by ZYUS pursuant to the Purchase Agreement until the second anniversary of the closing date; and (iii) a non-competition agreement with ZYUS, pursuant to which we agreed not to, for a period of four years from the date of the non-competition agreement, within Canada and the United States, conduct business or have any financial or other interest in any business that is the same as or substantially similar to or is competitive with the business of a healthcare software development company for stakeholders in health sectors related to plant-based therapeutics. The non-competition agreement also includes a confidentiality provision that prohibits the Company from using confidential information relating to the assets acquired in the Asset Sale for its own benefit or for the benefit of others.

In connection with the closing of the Asset Sale, the Company terminated certain collaboration and services agreements with certain third-party partners.

Termination of CHT Agreement

Pursuant to the agreement dated April 18, 2019, between the Company and Companion Healthcare Technologies Inc. (“CHT”), upon closing of the Asset Sale, the Company terminated the agreement it entered into CHT on October 30, 2018 (the “CHT Agreement”) regarding the exclusive rights to Ehave Connect granted to CHT for use in companion animals. Pursuant to the agreement to terminate the CHT Agreement, the Company paid CHT, in cash, CAD$230,170.24, which includes CAD $25,170 for legal fees that CHT incurred in connection with the CHT Agreement, from the proceeds of the Asset Sale.

Share Consolidation

As previously announced, the Company filed with the Province of Ontario an Articles of Amendment to its Articles of Incorporation to effect a share consolidation ratio of 100 pre-consolidation shares to one post-consolidation share, to be effective as of May 28, 2019. The Company’s shares will begin trading on a split-adjusted basis when the market opens on May 29, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

May 28, 2019	By:	/s/ Prateek Dwivedi
Prateek Dwivedi
Chief Executive Officer